Filed by SandRidge Energy, Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Arena Resources, Inc.

Commission File No.: 001-31657

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving SandRidge Energy, Inc. and Arena Resources, Inc. In connection with the proposed transaction, SandRidge Energy, Inc. plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of SandRidge Energy, Inc. and Arena Resources, Inc. may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SandRidge Energy, Inc. and Arena Resources, Inc. Investors and security holders of SandRidge Energy, Inc. and Arena Resources, Inc. are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SandRidge Energy, Inc. and Arena Resources, Inc. through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations, or by directing a request to Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Investor Relations.

SandRidge Energy, Inc., Arena Resources, Inc and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SandRidge Energy, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010, and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 22, 2009, and information regarding Arena Resources, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on October 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Language on Forward Looking Statements:

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. The forward-looking statements include statements relating to the impact SandRidge Energy, Inc. expects the proposed merger with Arena Resources, Inc. to have on the combined entity’s operations, financial condition, and financial results, and SandRidge Energy, Inc.’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies SandRidge Energy, Inc. expects to realize as a result of the proposed merger. The forward-looking statements also include statements about SandRidge Energy, Inc.’s future operations, estimates of reserve and resource volumes, reserve values, future drilling locations, costs, cash flow, hedging transactions, and anticipated timing for filings with regulatory agencies, shareholder meetings and closing of the proposed merger. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the ability to obtain governmental approvals of the merger on the proposed terms and schedule, the failure of SandRidge Energy, Inc. or Arena Resources, Inc. stockholders to approve the merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, the volatility of natural gas and oil prices, our success in discovering, estimating, and developing natural gas and oil reserves, the availability and terms of capital, our timely execution of hedge transactions, credit conditions of global capital markets, changes in economic conditions, regulatory changes, including those related to carbon dioxide and greenhouse gas emissions, and other factors, many of which are beyond our control. We refer you to the discussion of risk factors in Part I, Item 1A - “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009 and the Annual Report on Form 10-K filed by Arena Resources, Inc. and in comparable “risk factors” sections of our and Arena Resources, Inc.’s Quarterly Reports on Form 10-Q filed after the date of this communication. All of the forward-looking statements made in this communication are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements.

The following is a transcript of an investor call held on April 5, 2010.

CORPORATE PARTICIPANTS

Dirk Van Doren

SandRidge Energy, Inc. - EVP & CFO

Tom Ward

SandRidge Energy, Inc. - Chairman, President & CEO

Tim Rochford

Arena Resources, Inc. - Chairman & Co-Founder

Phil Terry

Arena Resources, Inc. - President & CEO

Matt Grubb

SandRidge Energy, Inc. - EVP & COO

CONFERENCE CALL PARTICIPANTS

Scott Hanold

RBC Capital Markets - Analyst

Joe Allman

JPMorgan - Analyst

Jeff Robertson

Barclays Capital - Analyst

Neal Dingmann

Wunderlich Securities - Analyst

Sachin Shah

Capstone Global Markets - Analyst

Leo Mariani

RBC Capital Markets - Analyst

Noel Parks

Landenburg Thalmann - Analyst

Philip Dodge

Tuohy Brothers Investments - Analyst

Scott Houlihan

OTA LLC - Analyst

Mike Todd

Longhorn Capital -Analyst

Tony Reiner

Dominick & Dominick - Analyst

Judy Delgado

Alpine Associates - Analyst

Devin Geoghegan

Zimmer Lucas Partners - Analyst

Irene Haas

Canaccord Adams - Analyst

Bernard Noble

Analyst

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the SandRidge Energy Inc. to acquire Arena Resources conference call. My name is Regina and I will be your operator for today.

At this time all participants are in a listen-only mode. Later we will be conducting a question-and-answer session. (Operator Instructions) As a reminder this conference is being recorded for replay purposes.

I would now like to turn the call over to Mr. Dirk Van Doren, Chief Financial Officer. You may proceed, sir.

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

Thank you, Regina. Yesterday the Company issued a press release detailing SandRidge’s acquisition of Arena Resources. We also have slides available on the website which we will reference during today’s discussion. If you do not have a copy of the release, you can find a copy on the Company’s website, www.SandRidgeEnergy.com.

Now for the forward-looking statement. Please keep in mind that during today’s call the Company will be making forward-looking statements including statements about our proposed merger with Arena Resources and the anticipated benefits of the transaction which are subject to risks and uncertainties. Actual results might differ materially from those projected in these forward-looking statements.

Additional information concerning risk factors that could cause such differences is detailed in the Company’s and Arena Resources’ filings with the SEC.

Now let me turn the call over to Chairman and CEO, Tom Ward.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Thank you, Dirk. We also have in our Oklahoma City office Matt Grubb, Chief Operating Officer, and joining us from Tulsa, Oklahoma, are Tim Rochford, Chairman of the Board and Co-founder of Arena Resources, and Phil Terry, CEO and President of Arena.

I will discuss the continuing transformation from a world-class natural gas asset in the West Texas Overthrust to having a dual capacity to drill for oil and gas in West Texas through the merger with Arena Resources that we announced this morning.

SandRidge has now combined through our Forest Permian acquisition and this acquisition a company that is 35% by oil production and 70% oil by present value discounted 10%. SandRidge is concentrated on shallow, low-cost, vertical assets in West Texas that have 80 years of production history to develop low-risk reserves and generate predictable rates of return on our drilling capital.

We believe the pressure from service costs will be on completions and not drilling, as it appears we have ample rigs from the last drilling boom to keep those costs in check, therefore controlling completion costs will be important. Our wells take less than a week to drill and about 70% of the total well cost is spent on drilling-related activities and 30% on completed-related activities in the Central Basin Platform.

As a result of SandRidge owning its own drilling fleet we will have direct control over the vast majority of the costs and savings.

Our West Texas assets have tremendous oil and gas in place. In fact, the Central Basin Platform has produced billions of barrels of oil from formations less than 7,000 feet deep while the West Texas Overthrust is home to the giant Pinon Field with estimated ultimate gas production of between 10 TCF to 20 TCF of gas from only 50,000 acres. Our company can now grow both types of hydrocarbons through development drilling and continue to explore for giant gas fields across West Texas in our Overthrust on our 550,000-acre position using our proprietary 3-D seismic.

I will now turn the call over to Tim and Phil to discuss the transaction.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Thanks, Tom. Good morning all and welcome everyone to our call. To say the least we at Arena are very excited about the opportunities this merger presents. And just to add, we are very—extremely confident that Tom Ward and his team are well-postured to maximize not only the value of their assets but Arena’s assets as well.

I personally believe that this combination creates a leading oil producer in the Permian Basin and has significant upside with SandRidge’s West Texas Overthrust position. In addition, this transaction also recognizes the value Arena has created for its shareholders. I know that Phil would like to say a couple of things so, Phil, please.

Phil Terry - Arena Resources, Inc. - President & CEO

As Tim just expressed, we at Arena feel this merger is beneficial to the shareholders of both companies and we are very excited about the combination. SandRidge’s Permian assets fit very squarely with Arena’s. The two companies’ experience in the Permian Basin offers very clear operational synergies. The combined company will have over 2,200 net producing wells and over 150 million BOE of proved reserves in the Permian Basin.

We are also excited about the opportunities presented through SandRidge’s West Texas Overthrust position where there is substantial upside with over 30 TCF of resource potential. SandRidge has some exciting opportunities in the near-and long-term and we at Arena look forward to contributing to and participating in those developments.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Thank you, Tim and Phil. I appreciate the effort that the Arena management team has shown in the last few weeks as we have worked on the transaction. Now if you would please turn to page four of our slide presentation, I will discuss the rationale behind the acquisition of Arena Resources.

First, this transaction increases our exposure to oil. SandRidge made a corporate decision last year to move to a more balanced oil/gas mixture. We will increase our oil production by 85 barrels equivalent per day with this transaction and believe we can add substantial growth to the Fuhrman-Mascho asset.

This is a rare transaction where both parties have a major asset in the same basin. SandRidge currently has oil and gas assets in the Central Basin Platform and the West Texas Overthrust of the Permian Basin and Arena has virtually all of their production in the Central Basin Platform.

We will focus on shallow, low-risk locations with 80 years of production history. This enables us to ensure the certainty of economic outcome, not only because for our oil hedges but also because of the knowledge of time-tested performance from thousands of [wells]. We will have a seamless integration because of our operations in the Permian Basin.

We currently have 31 rigs and will add two more from Arena to work from our base of operations in Fort Stockton, Texas, which is 35 miles from the WTO or the Pinon Field and 60 miles from the Central Basin Platform. We expect quick solutions to logistical challenges brought to us by pipelines or oil haulers as we have dealt with these issues before and have a staff of over 50 people solely working the Central Basin Platform from our Oklahoma City office, not counting our hundreds of field employees based in West Texas.

We plan to have hedged over $3 billion of oil by the time we close the transaction. This leaves us with considerable upside for future gas development and hedges. At over $85 per barrel of oil we have locked in significant rates of return.

Also, when wells are vertical at less than 6,000 feet there is little of increasing service costs impairing the attractive rates of return and we will have all of our gas upside still left in the Company.

On page five we discuss adding reserves and production. Arena has been able to grow this asset from 200 barrels a day to 8,500 barrels a day in five years with an average of two rigs working adding no debt and building a cash position. We expect to begin with a five-rig program to accelerate the growth of production base and we are contemplating moving to an eight-rig program in the San Andreas and the Fuhrman-Mascho field by 2011.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Our focus will be on the San Andres formation to 4,300 feet deep where there are 2,700 10-acre locations. We have not counted the five-acre spacing, even though there is an offset five-acre flood that has been established and is very successful. Lastly, there is significant upside potential from the Clear Fork formation and in secondary water flood and ultimate tertiary flooding in the San Andres formation.

I will now turn the call over to Matt Grub to discuss operations.

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Thank you, Tom, and good morning to everybody. Our strategy for transforming from primarily a natural gas company to one of having a balanced portfolio of premier oil and gas assets has been clearly defined and that is to increase our ownership in oil properties with substantial, low-cost, low-risk vertical drilling opportunities in mature basins with established production history. Both the Permian Basin acquisition that we closed just last December and Arena fit this criteria.

As you can see on page six of our presentation, Arena’s West Texas assets not only meet our objective of moving directionally more into oil but they also fit very well with our existing operations in West Texas. These assets are adjacent to our existing properties on the Central Basin Platform. They are located near our service base in Fort Stockton, Texas, where we currently operate 31 drilling rigs, soon to be 33 with Arena’s two company-owned rigs, and all are just north of the WTO and the Pinon gas field.

All this provides for added economy of scale and cost control and assurance of adequate service capacity for efficient execution for the long-term drilling program.

SandRidge had had an established presence and a proven track record of success on the Central Basin Platform. It has been our focus for exploiting and developing the shallow Clear Fork Reservoir since early 2007 where we increased production from less than 1,000 barrels of oil per day to over 4,000 barrels of oil per day with a 1.5-rig program.

This acquisition of Arena now adds significant reserves and drilling opportunities in the oil-rich San Andres formation at shallow depths of just over 4,000 feet as well as opportunities to exploit for more Clear Fork potential beneath the San Andres and the Fuhrman-Mascho field. The Fuhrman-Mascho field is the main asset that drives this acquisition. It accounts for more than 80% of Arena’s production and proved reserves. This asset, located in Andrews County, Texas, and on the Central Basin platform of the Permian Basin, is a perfect fit for SandRidge both strategically and operationally.

Page seven in the presentation shows the location of the Fuhrman-Mascho field as it relates to five other fields we operate on the Central Basin Platform. There are about 2,700 remaining San Andres locations to be drilled on 10-acre spacing in the Fuhrman-Mascho and an additional 4,300 unrisked locations may be realized on five-acre spacing.

Gross recovery is about 35,000 barrels oil equivalent and $500,000 to drill and complete. Arena has been active in the Fuhrman-Mascho field having drilled about 700 wells in the last five years and have been successful in ramping up production from 200 barrels of oil per day to over 8,000 barrels of oil per day. There are currently four rigs operating in Fuhrman-Mascho and Arena expects to drill 300 additional wells in 2010.

The significance of having thousands of locations to drill in the Central Basin Platform cannot be overemphasized. The shallow vertical drilling on the platform minimizes capital and execution risk for SandRidge at a time when industries continue to push the limits of drilling and completion techniques in an environment of increasing service costs.

Page eight in the presentation shows some pertinent combined company metrics. I won’t go over all the numbers here but we will hit some of the highlights. If natural gas prices remain low as with the year-end 2009 SEC 12-month average price of $3.87 per MCF, this acquisition increases SandRidge reserves by about 32% of which 80% of the incremental is oil. The combined company will have a good balance of reserves of which 57% will be proved developed. Also, 82% of the combined proved reserves value is attributable to oil properties.

There is also much upside for the combined company in natural gas prices. Assuming a constant price deck that represents the average of the 10-year strip we would have a company with nearly $7.5 billion in proven reserves value.

As you can see on page nine, we have acted quickly and decisively in executing our game plan in the Permian Basin to increase our exposure to oil. Prior to our acquisition of the Forest assets our Permian production was about 4,300 barrels of oil per day equivalent to with Forest and Arena our Permian production will increase to over 21,000 barrels of oil equivalent per day. About the same or better can be said for the increase in net acreage, reserves, drilling locations, and value of our Permian assets as a result of our recent actions to transform SandRidge into a balanced company of premier oil and gas assets.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

I will now turn the call over to Dirk Van Doren for finance.

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

Thanks, Matt. Looking at slide 10 there are a few goals of a transaction from a financial viewpoint. We have said many times we want to increase our exposure to oil and we have done that. We also will have a significant amount of hedges.

As you know, before the announcement from 2007 to 2010 we have hedged on average 74% of our production. We anticipate hedging a significant amount of the acquire production for the next three years.

The third goal is to be cash flow per share accretive and this is true for 2011. Finally, we also want to improve our balance sheet which this transaction does. So from a financial viewpoint this is a fantastic acquisition.

There are a few steps we must complete to close the acquisition. First, we must file an S4 and Hart-Scott-Rodino, probably the week of April 12. Hart-Scott-Rodino should be a minor issue. We also have to get shareholder approval from each company; therefore, we anticipate closing the transaction in June/July timeframe.

Turning to slide 11 and hedging the first column illustrates the combined companies hedges for the second half of 2010 with approximately $540 million of revenue locked in and we are probably looking to lock in an additional $59 million for the second half of the year.

Looking to the second column, which is the second half of 2010 through 2013, this is the actual hedges. For Arena properties we have not shown the exact hedge level so the numbers are unchanged. However, looking at the revenue to be hedged we believe we can lock in an additional $1.4 billion of revenue and thus have at least $3 billion of oil revenue hedged when we close the transaction.

This does not assume we have hedged all of our oil production and our natural gas production is assumed to be unhedged for 2011 through 2013, which provides our investors upside from the current natural gas prices.

Slide 12 illustrates the share count for SandRidge pre and post the acquisition with the 4.7771 merger conversion ratio. So there will be roughly 453 million shares outstanding with $3.5 billion market capitalization.

Slide 13, the last slide, shows the balance sheet pre- and post-acquisition. We are assuming about $15 million of severance, fees, and expenses, and we plan to draw on our revolver to fund the cash portion of the transaction. You can assume that we would net the cash revolver but we presented the slide this way so you could understand exactly how the money will move in the transaction.

This ends our prepared remarks, Regina. We would like to open the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Scott Hanold, ARB (sic) Capital Markets.

Scott Hanold - RBC Capital Markets - Analyst

This is Scott Hanold from RBC. You guys are pretty deliberate in talking about having a balanced portfolio and clearly you have made an aggressive bid on to some oil assets. When you look at your current rig counts and on a pro forma basis, how many rigs are going to be drilling oil projects and how many rigs gas projects? And then as you look forward do you see any kind of a shift [in that?]

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Scott, yes, we—going into the year we had anticipated having—let’s talk about Pinon for example—18 rigs running at Pinon planning to fill the Century plant and our existing plants by the end of the year 2010. As natural gas prices did not respond to a lowering of the rig count we moved back the anticipation of—in fact, didn’t move forward with 18 rigs and stopped at 12 rigs running at Pinon, which we have today.

That now with having more oil to drill for, I think you can assume that looking at the two companies that we won’t just combine the existing drilling schedule of both companies and move forward. So what it does for us and not going to answer your questions specifically is that yes we will change our rig count, but it gives us flexibility.

Depending on what price gas is or what price oil is we are going to have the flexibility to either increase our rig count in the West Texas Overthrust or increase our rig count in the Permian Basin, the Central Basin Platform specifically, depending on what price that we see. And that can happen just by moving a rig within 100 miles so it gives us tremendous flexibility.

Scott Hanold - RBC Capital Markets - Analyst

Okay. If I can skin the cat a different way, if based on the strip right now and we are at the year-end 2010 would you expect to have more oil rigs operating than gas?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Yes.

Scott Hanold - RBC Capital Markets - Analyst

Okay. One other question, obviously this is probably running before we can walk but CO2 tertiary potential on these Permian fields. When you look at the WTO and obviously you are drilling some step-out wells where you can find some gas and maybe some CO2, is there any leverage in potentially sourcing some new sources of CO2 to use on these Permian fields over time?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

No, the source of the CO2 would be the Pinon field. We are very comfortable with our relationship with Oxy and have—as you know, we have contracted our CO2 out of the Pinon Field to Oxy and to the Century plant. So that is—the source for CO2 is going to Occidental.

Scott Hanold - RBC Capital Markets - Analyst

Okay, okay. I guess I was asking in terms of if you were to find, say, the next Pinon Field in WTO (inaudible) exploration wells and you [did] have high CO2 content, would that be an area of opportunity for you?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I was not look at us as a tertiary recovery company. We like to drill primary and we will look at the secondary recovery here, but I think that ultimately there can be tertiary done on some of these properties but it is out in the future. Really the main value here is in primary so while there could be an analysis that would be done that said if you found other fields in the West Texas Overthrust that had the same type of CO2 as Pinon we would have a use for them.

That might be true, however, I think that we like the relationship that we have made with Occidental and would probably try to do some other type of relationship like that if we had excess CO2 where somebody else would build a plant and not have us be in the CO2 business.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Scott Hanold - RBC Capital Markets - Analyst

Got it. Thank you.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Thank you.

Operator

Joe Allman, JPMorgan.

Joe Allman - JPMorgan - Analyst

Thank you. Good morning, everybody. In terms—we don’t follow Arena here but—so recently it appears that Arena had some operational issues that caused the stock to decline precipitously. Could you describe what those issues were?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Joe, is that addressed to—?

Joe Allman - JPMorgan - Analyst

To anybody who can answer it. I think I would prefer the Arena management.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Would you take a shot at that Phil?

Phil Terry - Arena Resources, Inc. - President & CEO

Certainly. We had two issues that we discussed on our last conference call. The first was downtime issues related to gas plants that take gas from our Fuhrman-Mascho field.

In 2009 we have suffered significant downtime. Those operational issues are still present, however, we, in the first quarter, have seen a drastic decrease in that downtime. And as a result our operational problems have been minimized for this first quarter.

The other issue was a one-time occurrence that was related to our oil purchaser failing to pick up some oil at the end of 2009. As I said, that was a one-time issue; it will not reoccur. Since that time we have completed our pipeline, our crude oil pipeline gathering system and pipeline connection and we are now selling the majority of our oil directly to a pipeline.

So we did have those issues. We are working to resolve those and we have seen some positive results of addressing those issues.

Joe Allman - JPMorgan - Analyst

Thanks.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I was going to say, I might let Matt also answer some of the issues we have seen in the Central Basin Platform and how we have addressed.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Joe Allman - JPMorgan - Analyst

Thanks, Tom.

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

The issues that Phil just mentioned we have also experienced out there in the Permian Basin since 2007 where we have become active. So we have learned quite a bit about how to handle some of those issues.

We are also—there is a lot of—starting with the processing capacity, gathering compression there is quite a bit of capacity out there but as you might expect, a lot of the equipment is very old. The Permian Basin has been around for about 80 years so a lot of this stuff is not [as reliable] as what it should be.

How we have overcome the processing side is we have introduced competition. We did in 2008, early 2009 had quite a bit of downtime with one of our processors. We did work a deal with another processor coming to lay some pipe and that pretty much eliminated those problems. In other words, we have a second alternative to go to when the plants are down.

The other issue is when we ramp up and drill as many wells as we do, as many wells as Arena has drilled, you do put a load on the electrical system out there. We have to work with two parties out there. One is called Encore, they are the electrical provider, and the other one is ERCOT, they are the regulatory body in Texas that kind of tells you when you can actually tie-in new electrical service and how the grid is to be distributed and so on.

They will allow you to tie-in new electrical substations twice a year in the shoulder months of, I believe it is March and April, and then again in October and November where the loads are lighter. So we have gone through that also and we are actually as we speak now in the process of starting up one of our new electrical substations. It’s a 20 MW station that is going to allow us to hook up about 500 wells.

So in recognizing that these are problems we planned to hit the Fuhrman-Mascho area quickly and try to address some of these issues. It took us 12 months from start to finish to put in this electrical substation. However, the first three months was trying to work out a contract with Encore. That is behind us now so that time should be shortened and knowing that we have the shoulder months to work, we will just have to plan our business and get our work in.

We also have saved quite a bit of money in our own operations, which I think we can apply to the Fuhrman-Mascho field, and that is in water disposal. We have built a few water stations and are injecting in some of our down-dip wells as far as in some of our long-time floods in the Goldsmith Adobe unit.

And there will be opportunities, I know if you read Arena’s game plan they are looking at starting up a pilot flood in Fuhrman-Mascho and that could expand. As we start looking at that as well as drilling our primary wells, we will have opportunities to gather the water and dispose of it ourselves and that should save $1 to $2 per barrel as well.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I think in conclusion, Joe, we looked at the issues very closely whenever we evaluated the deal and feel comfortable that we can move forward and have savings.

Joe Allman - JPMorgan - Analyst

That is very helpful, Tom. And so when I look at the PV-10 value of Arena’s proved reserves using the three different price scenarios you laid out in the presentation is there anything that has happened subsequent to year-end that has altered that valuation in your view or is there anything that you are planning that would alter the valuation in anyway?

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Well, the easiest thing to do is to move forward with more operations and bring forward quickly the oil that is in place. And so that is what we tend to do, we tend to look at doing.

Joe Allman - JPMorgan - Analyst

Okay. I think around 23% of the reserves are related to secondary recovery, so is that something that you—are you going to pursue that or not?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Joe, we are going to look at that very close and see if that is something we should pursue today or delay. The way we look at reserves we look at it a little bit differently. We probably see more primary locations than Arena. Arena, I believe, and I think Phil would echo this sentiment also is that they have been conservative in their booking of locations. Certainly the puds.

The puds are approximately 900 puds they have booked. That is about a three-year drilling inventory. We see something in the order of 1,300 puds and another 1,400 probables so we see quite a bit more locations to drill. And I think depending on what we do with the water flood reserves and how we go forward with that that would be either incremental to a reserve base. And that is going to be greater than what Arena has or even if not and we delay that we still, I think, are going to book to a lot more primary locations.

Joe Allman - JPMorgan - Analyst

Okay, good stuff. I got some more—

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

These probable locations are [very low-risk] probable locations as they are interior to the field.

Joe Allman - JPMorgan - Analyst

Okay. I have got some more [questions]. I will get back in the queue, thanks.

Operator

Jeff Roberts (technical difficulty)

Jeff Robertson - Barclays Capital - Analyst

Thanks. Tom or Matt, you all referenced in your discussion of the Arena asset base five-acre downspacing in the San Andreas and also the Clear Fork deeper potential. Can you talk a little bit about the control and the confidence level on five-acre downspacing and how much of the Fuhrman-Mascho field [might be] applicable to that? And then can you put any kind of numbers around the Clear Fork upside below?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I will hit it quickly and then turn it over to Matt. The five-acre downspacing has already been established in the field so we—there was a downspacing with a flood that was successful that Range had that ultimately was sold to Energen and that is directly offsetting this production. So we have evaluated that and believe it is likely to happen in the future. But I will turn it over to Matt.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Starting with the five-acre spacing, Arena, they have started drilling five-acre wells. Arena drilled 176 wells in 2009 and 13 were on 40-acre, 30 was on 20-acre, 125 on 10-acre, and eight were on five-acre spacing so that program has already started. And [from what we can] see there has not been any degradation of reserves [or IP on] those five-acre wells.

I think it’s too early to conclude that that is the right thing to do at this point. However, it does look promising and if it works there are approximately 4,200, 4,300 five-acre locations to be drilled on this acreage.

As Tom mentioned, Energen did buy a field from Range and (technical difficulty) that offsetting are really just adjacent to the Fuhrman-Mascho field. And they did develop on five-acre spacing so we know that that area has worked.

As far as Clear Fork, there is a Clear Fork potential on about a [third of] this acreage. It is offsetting some known Clear Fork production. There just hasn’t been enough Clear Fork wells drilled and completed to be conclusive about that but it certainly does lend to upside potential in the Clear Fork formation.

I know Arena has just recently drilled one Clear Fork well and did get an oil cut, but they are in the midst of the completion process and I don’t think we have final results there yet.

Jeff Robertson - Barclays Capital - Analyst

Matt, on the five-acre spacing are there any reserves booked to the roughly 69 million BOEs that Arena had at year-end on five acres?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Phil, do you remember that? I don’t remember, I don’t recall.

Phil Terry - Arena Resources, Inc. - President & CEO

There are very, very few five-acre reserves attributable to our year-end reserve report. As Matt said, we drilled only eight five-acre wells in 2009 and those wells were completed late in the year so there was inadequate time to really evaluate the performance of the wells. The short answer to your question is there are minimal five-acre reserves.

Jeff Robertson - Barclays Capital - Analyst

Secondly, on the Clear Fork just to follow-up, Matt, will you all include any Clear Fork wells as a part of your drilling program out there this year or will you just focus on the San Andres?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Yes, I think the Clear Fork is something that we know very well and we will continue to exploit the Clear Fork and the Fuhrman-Mascho area. There may be opportunities to even maybe do a complete Clear Fork and San Andres to improve economics. So that will be something that we will look at.

Just back on the reserves a little bit, the way we kind of look at reserves is that we probably would not book any five-acre reserves unproven. There are quite a—we still have 2,700 locations that are just on 10-acre spacing right now so that gives us years of drilling just on 10-acre (inaudible).

Jeff Robertson - Barclays Capital - Analyst

Then a question for Dirk on the hedges. Is the part of the hedge table that you show, Dirk, to be hedged, are those hedges that you [expect to] put in between now and closing?

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Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

Yes.

Jeff Robertson - Barclays Capital - Analyst

Okay. So the details on the price levels will you all wait until you close or will there be any kind of information beforehand?

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

I don’t know about the information, Jeff. I think we will try to have it done before we close. We ran those numbers at the strip on Thursday so they are pretty close to being spot on.

Jeff Robertson - Barclays Capital - Analyst

And is sure preference for call or swaps, puts?

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

We are still looking at all of the above as far as we are still pretty positive on oil prices, so maybe we put in some puts as opposed to doing a straight swap. We are looking at all three to see what is the best thing for us going forward.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

This is one of the rare times that we might look away from total swaps because of our bullishness on oil.

Jeff Robertson - Barclays Capital - Analyst

Okay, thank you.

Operator

Neal Dingmann, Wunderlich Securities.

Neal Dingmann - Wunderlich Securities - Analyst

Morning, guys. Just a quick couple of questions on the deal. Is there any breakup or termination fee if somebody else were to come in on this deal?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I don’t think that is public.

Neal Dingmann - Wunderlich Securities - Analyst

Okay. And then around the shares that are offered, the [SandRidge shares], are there collars around this deal? Obviously, depending on what the SandRidge shares do here in the next couple of weeks.

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Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

There is no collars.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

No collars, I just didn’t know if we could say it or not.

Neal Dingmann - Wunderlich Securities - Analyst

Okay, okay. And then on the problems obviously that Arena had with the DCP facility were you insinuating that you potentially could go around that Goldsmith plant and go somewhere else with that. Obviously it was with casinghead gas issue that they had there. Just wondered what your thoughts were.

Are you working with Duke to have them remedy this or would you just go to another alternative source and go around them?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

We are going to look at both options. We do have a good relationship with DCP and we have ironed out issues with them we were working out during the last three years. We have also introduced another competitor to DCP to handle excess gas if they can’t handle any down time that they don’t take. So I think going forward we would probably do the same thing; try to work out another deal with a competitor to come in this area to give us some relief from DCP.

Neal Dingmann - Wunderlich Securities - Analyst

Okay. And then just last question. I know—I’m sure just like you already had a good relationship with a lot of the frack and some of the service providers out there. Will you lock in—I guess are they letting you lock in—I mean now that you’ve got a pretty extensive rig program it looks like through this year and the better part of next year, are you able to lock in any—some of those services with the likes of (technical difficulty) others out there or is that something that you’d look into?

Phil Terry - Arena Resources, Inc. - President & CEO

On our own operations we have locked in service costs, primarily pressure pumping and well logging and cementing, steering equipment through the end of 2010. We have begun discussions with our service providers for 2011 and I think having the Arena properties with the added volume, that will help with our negotiations going forward.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

One of the great things about shallow oil wells that are vertical is that 70% of the cost of a well is going to be in the drilling side of which we own our own rigs. The completion side of the business isn’t subject to nearly as much pressure as some of the other types of wells that are being drilled in the industry today.

So we feel very good about keeping our service cost down and that’s another reason that we feel comfortable with being able to lock in oil prices and not feel that we’re leaving ourselves exposed on the cost side.

Neal Dingmann - Wunderlich Securities - Analyst

And then remind me lastly, you mentioned about the 31 rigs of yours and the two Arena rigs that are running. How many total rigs—and so, I guess the question is how many more do you have available to run?

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

We have 33 total rigs that we would own at the 31 of which we currently own today. And how many rigs—?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

We have seven rigs stacked right now in our fleet that we can bring up very quickly if we need to.

Neal Dingmann - Wunderlich Securities - Analyst

Got it. Thanks, guys.

Unidentified Company Representative

Just going back to the breakup fee, that is in our merger agreement that was filed today. There is a $20 million fee if one of the shareholders, shareholder groups, vote this down. If there is a transaction within the next year that would be an additional $30 million and there is a $50 million breakup fee if someone were to top our bid.

Operator

Sachin Shah, Capstone Global Market.

Sachin Shah - Capstone Global Markets - Analyst

Good morning, guys. Just wanted to understand the valuation here. Right now based on the premium it’s only 10%. It’s not 17% because you are—

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I am sorry, I can’t make out your question. Sorry.

Sachin Shah - Capstone Global Markets - Analyst

Can you hear me?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Yes, now I can.

Sachin Shah - Capstone Global Markets - Analyst

Okay. So I am just trying to understanding the valuation. The valuation right now seems that you are only basically offering about a 10% premium on an implied basis to where your stock is trading at right now. And I just wanted to find out where—how did you arrive at the valuation? That is the first part.

The second part is on the shareholder vote I am just trying to understand why there is going to be potentially a breakup fee of $20 million to Arena shareholders if they may reject—the shareholders reject this merger. And have you talked to larger shareholders in concert with this deal for both companies?

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I will answer for the SandRidge side. It is a negotiated transaction. And as far as the breakup fee that is on both companies; it’s reciprocal.

Sachin Shah - Capstone Global Markets - Analyst

Correct. But have you talked to large shareholders on basically voting in favor of the deal? What is the receptivity to large shareholders? I am just trying to understand why potentially there is a termination fee for Arena shareholders if they vote against this.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Well, I can only, again, talk for SandRidge. One of the larger shareholders happens to be in our room. He was for the transaction.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

And referencing Arena, I can only share with you that as you are aware that this was only made public over the weekend so although we have not had conversation with primary shareholders we are planning on doing that immediately.

Sachin Shah - Capstone Global Markets - Analyst

Okay. So the lack of significant premium—you are feeling comfortable that Arena shareholders are going to vote in favor of this deal?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Yes.

Sachin Shah - Capstone Global Markets - Analyst

Okay, thank you. Have a good day.

Operator

Leo Mariani, RBC Capital.

Leo Mariani - RBC Capital Markets - Analyst

Thank you. Question for Arena management. I guess—I think it’s pretty much—no secret that you guys have been out there looking for acquisitions of (inaudible) properties for the last six to nine months here. (technical difficulty) you kind of go out and essentially sell or your company to another firm that is more of a 70% gas producer.

Can you just kind of explain some of the thought process behind this deal here?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Yes, let me take a swing at that first and then Phil can comment. First and foremost, we have for some time been looking for opportunities that enhance the value of the shareholders. Certainly the easiest track for that would be through acquisition opportunities and we have looked at a lot of projects.

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Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

But at the same time we have kept our eyes on the horizon that if opportunities were to come along from a corporate level, whether it would be acquiring or to be acquired, we are open to that as well.

When we first started talking to Tom and his team clearly it didn’t take long to see that the upside opportunity here, particularly in the unlocked value of their gas assets, would make a whole lot of sense for what we feel would be a pretty significant impact at some point in time for the shareholders. And keep in mind that at that point in time Arena would own north of 47% of the Company.

So you have Permian Basin properties, assets that are a fine mix, you have a program that is going to be very aggressive in developing the oil assets for the near future, you have a company now combined that is well north of 50% of oil assets, 80% of the value of the PV-10 combined is from oil assets, approximately one-third of the combined production is going to be oil, at least to begin with in the early stages. So you mix those together, you see the upside opportunity under the hood, and it was something that we really felt was a great opportunity for the shareholders.

Leo Mariani - RBC Capital Markets - Analyst

Okay. And what percentage of shareholders at Arena [and SandRidge] has to vote in favor of this to make this consummation of the merger go through?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

It’s my understanding that 51%.

Dirk Van Doren - SandRidge Energy, Inc. - EVP & CFO

North of 50%.

Leo Mariani - RBC Capital Markets - Analyst

Okay, thanks.

Operator

Noel Parks, Ladenburg Thalmann.

Noel Parks - Landenburg Thalmann - Analyst

Good morning. A few question; I was wondering on the SandRidge side do you have any thoughts on the Kansas and Oklahoma assets, relatively small portion of the overall portfolio? You are interested in dedicating capital to those or your thoughts in general about potentially selling off assets from either the Arena side or the SandRidge side?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

As we looked at the transaction it was all based on the Central Basin Platform assets. As you mentioned, the other assets are small. That doesn’t mean that we necessarily want to be rid of those assets. It just means that we haven’t spent an abundance of time yet evaluating them.

Noel Parks - Landenburg Thalmann - Analyst

Okay. And on the SandRidge side among your—is there a thought about either spinning off some of your gas assets, taking in partners to lessen your capital requirements out there post close?

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Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

No, right now the way we look at this is it gives us a totally—all the upside on [our gas assets] left to run with [them].

Noel Parks - Landenburg Thalmann - Analyst

Okay. On the Arena side for Phil and Tim, just curious about—since you cited what I interpreted as you are saying under evaluation, under appreciation, or upside potential on the gas side for SandRidge. Just some thoughts then on what your natural gas outlook was as you were looking at combining with a [gassy] company.

And then second, your thoughts about the Forest assets and the fact that they had found their new home in SandRidge and just how that weighted in your decision to join Arena with SandRidge.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

It’s interesting you bring up the Forest assets because I think as you know and others on the call know that we were very disappointed when we were unable to successfully close that. Of course, Tom and his team were there in advance and they did a very good job of executing on that.

You look at that opportunity we totally underline their same feelings and that is that the Forest assets have an incredible amount of upside. Not only in the proven category where it exists today but the probably category was equal if not even greater. Of course, from a standpoint of mixing in with what we had, it was in our own backyard so it made a whole lot of sense.

Now through this opportunity of combination we are going to end up with, again, somewhere in the effective ownership of just under around 47%-plus. So at the end of the day it’s not such a sad thing.

I just want to further elaborate on two points. One is that again, and I said in my response to the earlier question from the other caller, was the fact that two companies combined with oil assets that—the properties that they have now, we are going to be able to show and demonstrate lots of activity and aggressive activity on building the oil side of the column.

But at the same time, all I am suggesting is at the right moment, when you see prices rebound on the natural gas side with even—in lieu of a substantial amount of work, just the pace that SandRidge is on now, you are going to see an incredible impact to the value just from the price sensitivity side. So those two components were the driving force behind us. And I will let Phil comment on that as well.

Phil Terry - Arena Resources, Inc. - President & CEO

Noel, as Tim said, we were very interested in the Forest Permian assets so we have significant knowledge of those assets and believe, as SandRidge believes, that there is tremendous current value and future potential in those assets. We were quite involved in the process and we are really interested in trying to secure those assets also.

They fit extremely well geographically with—geographically and operationally with our Fuhrman-Mascho assets. As we have discussed in the past, the Permian Basin is a vast basin but the Forest assets are extremely close to our assets. So there is a tremendous amount of synergy there, not only in the location but also in the knowledgebase that both companies possess. We feel like that the combination of that knowledge will afford the stockholders an opportunity to unlock (technical difficulty) at a faster and more efficient rate.

We also feel like the West Texas Overthrust is a proven reservoir that contains a significant amount of [gas] potential. The key to unlocking that potential is price. As price increases the value of the combined companies will be affected very positively by the increased development of that West Texas Overthrust.

So using those two ideas in harmony we feel like the combination of those two ideas affords a tremendous opportunity for future growth.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

I would also say that SandRidge is in the long-term bullish natural gas. We think that today’s gas price is unsustainable. However, with all of the investment that has come again from very large companies we think—and with the rig count continuing to be at what we would consider to be a very high gas rig count, for horizontal wells especially and the amount of gas that those wells with efficiencies can bring on to the market, that there is near-term risk.

And I don’t know if near-term is six months, one year, or two years but we wanted to position ourselves so that we can adequately have the ability to have our natural gas assets over a long period of time available to us. That is—especially by locking in oil prices at this level and having really a world-class asset in the Fuhrman-Mascho field, we are able to achieve the balance in our portfolio that we were trying to achieve.

Operator

[Bradley] (inaudible).

Unidentified Participant

Good morning. Thank you. On your presentation slide you showed the last Arena cash on hand, which I believe was from last quarter, of around $63 million. Do we have your quarter-ending cash for Arena at the present time?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

It’s approximately $50 million.

Unidentified Participant

Okay. So the Arena shareholders are giving that up to get it back as part of the $2.50 or are we going to see a dividend or something?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

No, that will be—that is part of the combination. The cash goes with all the assets.

Unidentified Participant

Okay. And on the last quarterly call for Arena it was indicated that production for 2010 would be up about 30%. Is that still the target now that you have been through the first quarter and know what restrictions you might have had on those production facilities?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Yes, that is still the target and I think it’s a conservative target.

Unidentified Participant

Okay. My last question is if Arena wanted to sell what consideration was given to having an outright open bidding process with the document rooms and all that kind of stuff to see if they could get a better price than just doing a private deal with SandRidge?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Arena was not for sale so we didn’t go through that process. Again, I just suggest to all the listeners that got to keep in mind that any corporate management is looking for opportunities. When it was suggested that we listen to this opportunity that is what perked our interest to begin with and, of course, what fell into place after that is what we are talking about today. But the company was never for sale.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Operator

Philip Dodge, Tuohy Brothers Investments.

Philip Dodge - Tuohy Brothers Investments - Analyst

Morning, thanks for the comments. Couple of questions really related to the Clear Fork on the Arena property. You said you are going from four rigs to five rigs immediately on the Arena properties and then to eight in 2011. The question is will all that be at San Andres or will that be including other formations and perhaps Clear Fork in that?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

That will primarily be all San Andres. We will continue to test at Clear Fork and if the Clear Fork proves up to be as good as our current Clear Fork plays today then we could ramp up from there or drill deeper in Clear Fork and have both formations in the same well bore. So it’s too early to say how we are going to distribute the rigs at—how many of those rigs (technical difficulty) Clear Fork-only type wealth but it’s something we will continue to test and—.

Philip Dodge - Tuohy Brothers Investments - Analyst

Then related following up in (technical difficulty) SandRidge was very active in the Clear Fork and I sense a little bit of uncertainty about the Arena Clear Fork prospects. Can you discuss qualitative differences between the two areas that at this point make the Arena Clear Fork a little less certain?

Unidentified Company Representative

Well, I think the thing that makes the Arena Clear Fork less certain is just lack of well control, lack of production tests. From a qualitative standpoint I think structurally looking at Clear Fork across the Central Basin Platform there is very little structural movement. I think the Clear Fork carbonates—there are some water zones in and around them.

They are a little bit tricky to complete. We have completed well over 100 Clear Fork wells but we didn’t hit a home run right off the bat either and [it’s going to take some] time to figure that out. [But] qualitatively we don’t see any difference right now.

Philip Dodge - Tuohy Brothers Investments - Analyst

Okay, understood.

Phil Terry - Arena Resources, Inc. - President & CEO

We do have—we have Clear Fork production adjoining the field.

Philip Dodge - Tuohy Brothers Investments - Analyst

Okay.

Operator

Scott Houlihan, OTA LLC.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Scott Houlihan - OTA LLC - Analyst

Just had a question in terms of—I realize there is no collar but I was wondering if there was a walk price, a price through which SandRidge could drop to or below where Arena could renegotiate, get a higher offer, or a higher consideration?

Phil Terry - Arena Resources, Inc. - President & CEO

No, no. The answer is, no.

Scott Houlihan - OTA LLC - Analyst

And then—okay, thank you.

Operator

[Mike Todd], Longhorn Capital.

Mike Todd - Longhorn Capital - Analyst

Question has been answered, thanks.

Operator

(Operator Instructions) Tony Reiner, Dominick & Dominick.

Tony Reiner - Dominick & Dominick - Analyst

Congrats, guys. Question for SD, can you explain why you decided to use this mix of cash and stock?

Tom Ward - SandRidge Energy, Inc - Chairman, President & CEO

Well, as I mentioned, this was a negotiated transaction so this was what we ended with both parties negotiating for.

Tony Reiner - Dominick & Dominick - Analyst

Okay. I mean, can you—I understand negotiation. I mean, how did we come up with this particular mix? In particular mostly a stock deal. You see kind of what the stock is doing in the marketplace this morning and maybe given that the market is open and you are able—do you have any comments or further comments on why the large majority of the terms were stock issuance?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Well, all I can say is that one of the reasons is that Arena wanted to have some stock and we wanted to have their assets. And it was just a negotiated transaction.

Tony Reiner - Dominick & Dominick - Analyst

Okay. And can—just going back to the further point it looks like Arena didn’t do any market check or anything. So obviously your approach—and felt this was the best deal. Was there a limited market check that was done after the original approach?

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Well, I was waiting to see if Arena wanted to answer.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Go ahead, Tom.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

—the answer is that we feel comfortable with the Arena assets and we feel comfortable with the amount that we are paying and we feel comfortable with the amount that we are going to be able to hedge in the oil for and keep our gas upside.

Tony Reiner - Dominick & Dominick - Analyst

Okay. And from Arena’s point? I mean I would kind of like—it’s more of a question for Arena.

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Yes, and I think the posture is similar. We are happy—as Tom mentioned, this was negotiated. We have been negotiating for days, more than days, a week or plus. We have been spending time with one another for the last almost eight weeks. And I think that I can speak for Tom as well and his team that like ourselves we are absolutely comfortable with what we—the end result was.

There was a small cash component. It was our position, meaning Arena’s, from the get-go that we were looking to do a stock-for-stock. The cash component came in in the later stages.

Tony Reiner - Dominick & Dominick - Analyst

So if I am a competitor and I am listening to this and I am going, wait a sec, maybe I had some interest in it and I never got a call and maybe I could have offered some other terms, what would your answer be to that?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Well, listen, if there are other parties out there that are interested they are going to take a swing. We are very pleased with our arrangement with SandRidge. We were not a company that was for sale. We didn’t have to—we were not in a position where we needed to sell as you know.

We see this as a great opportunity. We have reached an arrangement and we are going to combine the companies. If someone else comes along and takes a swing, obviously we have to listen to that but that is not what we are looking for. We are looking to get this thing done and get the shareholders to approve it and be on our way.

Operator

[Judy Delgado], [Alpine Associates].

Judy Delgado - Alpine Associates - Analyst

Good morning. Most of our questions have been answered. Just wondering if you can elaborate on how long the communications have been going on between the two companies?

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Yes, we started communicating in January of this year.

Judy Delgado - Alpine Associates - Analyst

Thank you.

Operator

[Devin Geoghegan], Zimmer Lucas Partners.

Devin Geoghegan - Zimmer Lucas Partners - Analyst

Thanks for the time this morning. I was just wondering if you can help me reconcile the locations on the acreage that Arena has in terms of—I thought Arena used to talk about 2,200 and you guys are saying 2,700. How many have been drilled and if you start with 3,600 how you guys got that 2,700?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

Yes, I think Arena has drilled to date, and I think Phil probably has the exact number, but it has been probably a little over 700 wells in the Fuhrman-Mascho Field.

Arena has 1,400, a little over 1,400 locations. About 900 puds, close to 260 probables, and close to 260 possibles. The way we look at it we see about 4,200 locations of which 2,700 are on 10-acre spacing. About 50% of those are puds, 50% probables, and about 1,500 acres of possible locations on five-acre spacing.

The possibles there are risked quite a bit because if you just did the math there is probably about 4,300 five-acre locations to be drilled.

Devin Geoghegan - Zimmer Lucas Partners - Analyst

Okay. How do you get—when you start with 4,200 locations on 10 acres—I thought they had 36,000 acres. They have 42,000 acres?

Matt Grubb - SandRidge Energy, Inc. - EVP & COO

They are getting close to 40,000 acres out there today.

Devin Geoghegan - Zimmer Lucas Partners - Analyst

Okay. All right, thank you.

Operator

Irene Haas, Canaccord.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

Irene Haas - Canaccord Adams - Analyst

Hello, everybody. Again, probably the same questions (technical difficulty) I start talking. This is really a question for Arena. You guys started talking with SandRidge in January and I guess really for management in your mind do you believe that SandRidge is absolutely the best fit for you? Do you have any other suitors you have been talking to formally or informally?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Irene, the first part of your question as it relates to SandRidge, we are absolutely convinced that this is one heck of an opportunity for the shareholders. We have spent a lot of time through evaluation, trust me on this.

As far as other suitors are concerned, I don’t think that I am at liberty to say. We have not sought—we have not solicited nor hit on anyone’s door indirectly or directly as it related to pursuing an opportunity. We have had—over the years we have had people approach us as it related to the possibility of doing something, but it has never reached a level that this reached.

SandRidge had, I believe, a plan and it included the possibility of a company like Arena. We are just happy that we have had the opportunity because I don’t think there is any question at the end of the day these people know what they are doing. They are company builders. They have a track record and a history of that. They have the underlying assets. And combined I think this is good to be a premier company and I really, honestly believe that.

Irene Haas - Canaccord Adams - Analyst

So that is a better decision in your mind (inaudible) to do the combination rather than staying around as a stand-alone entity and looking for more sort of either Bakken or Permian acquisitions? So that was a decision that was made finally by everybody involved?

Tim Rochford - Arena Resources, Inc. - Chairman & Co-Founder

Yes. Irene, you have to look at this thing and you have to set aside any selfish feelings that we may have as management. Of course, we would love to have seen Arena continue to build into a stand-alone but seeing this company having the opportunity to reach the next level. And that is something that we have been looking for some time, whether that was, again, as I mentioned earlier in the call, through opportunities, through acquisitions where we were the acquirer or otherwise.

But when at the end of the day you have to set aside those personal goals as individuals and you have to say what is the real [goal and that is] to see maximum valuation for the shareholders. And we felt that this was a great opportunity and so we decided to go with it.

Irene Haas - Canaccord Adams - Analyst

Okay, thank you.

Operator

[Bernard Noble].

Bernard Noble Analyst

You guys at your—SandRidge at their analyst presentation last month was mentioning that they had the two exploratory wells in the WTO. Can you just give us some kind of update of what we might have going forward to help SandRidge in general?

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Sure. We will give a more complete update at our end-of-quarter call, but I can go back over what we discussed is we are in the process of drilling two exploratory wells. We have 20 structures across the West Texas Overthrust that look to be structures that we would at least anticipate further drilling on or evaluation. And that is in the Warwick Thrust of the Caballos.

FINAL TRANSCRIPT

Apr 05, 2010 / 01:00PM GMT, SD - SandRidge Energy, Inc. to Acquire Arena Resources, Inc.

And so the two wells we have drilled—the first well—we [inventoried] well one to the south of the Pinon field. We have found a very sizable amount of Warwick Thrust Caballos. We have not tested that zone and feel like we are off structure. I think I have mentioned that publicly that we think we can get 2,000-feet high to the point that we are at. And then on the—we don’t have any idea as to fracture components or gas in place or with the type of gas that it is.

On the second well, which is 35 miles to the east of the Pinon Field, we also encountered a structure. We have good gas shows. We have a zone in a sandstone of tests in the sandstone that appears to look productive. If it were in the Pinon field it would be productive anyway we believe.

We have not tested that well either and have not yet got down to the point of knowing whether we have the same Warwick Thrust component in that well bore or not. So we will discuss that more further though, more fully in our May first-quarter call.

Bernard Noble Analyst

Okay, thank you.

Operator

Ladies and gentlemen, this concludes the question-and-answer portion of our call. I would now like to turn the call over to Mr. Tom Ward for closing remarks.

Tom Ward - SandRidge Energy, Inc. - Chairman, President & CEO

Thank you, Regina. In summary I want to highlight that our company continues to be diligent in focusing on owning low-risk, low-cost, conventional oil and gas [reservoirs]. This may be different from many of our peers, but whether acquiring or drilling and whether oil or gas we believe it’s critical to have a high degree of certainty of the timing and ultimate reserves and returns associated with projects to which we dedicate our capital.

With that just feel free to give us a call and we can answer more questions. Thank you.

Operator

Ladies and gentlemen, thank you so much for your participation in today’s conference. This concludes our [presentation] and you may now disconnect. Have a wonderful day.